THIS LETTER IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES AND IS NOT A SOLICITATION OF ANY PROXY OR VOTE WITH RESPECT TO ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES. ALL CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THOSE IN THE EXISTING CASAGO AGREEMENT DATED DECEMBER 30, 2024.

April 14, 2025

VIA ELECTRONIC MAIL

Vacasa, Inc.

850 NW 13th Avenue

Portland, OR 97209

Dear Members of the Special Committee of the Board of Directors (the “Special Committee” or “you”):

On behalf of Davidson Kempner Capital Management LP and certain of its managed funds and affiliates (collectively, “Davidson Kempner,” “we,” “us,” or “our”), we are writing to respond to your letter dated April 12, 2025 and to reiterate our serious concerns regarding the Special Committee’s handling of the sale process for Vacasa, Inc. (“Vacasa” or the “Company”) described in our previous letter to the Special Committee dated March 30, 2024.

From the outset, we have been transparent and committed to ensuring that our offer maximizes value for all stockholders. Despite our best efforts and multiple bona fide enhancements, the Special Committee has continued to impose unreasonable demands, shifting conditions and has failed to engage in good faith negotiations. Your behavior has deprived stockholders from receiving the best price for their shares and your process has made it practically impossible for any competing bid to succeed.

The Special Committee Has Delayed This Process and Is Now Using Timing as an Excuse

It has been three weeks since we submitted our latest proposal and two weeks since we submitted our sixth enhanced offer. During this period, we have experienced significant delays in receiving responses from the Special Committee, including a three-week delay in securing a waiver of the no-shop provision from Casago Holdings, LLC (the “Casago Transaction”). Yet, the Special Committee has set an unreasonably tight deadline of less than forty-eight hours for us to respond to its latest demands. This pattern of behavior does not reflect good faith engagement. The Special Committee has consistently made token efforts merely to paper over a record that has been flawed from the start.

Your April 12, 2025 letter notes that our proposal is adversely subject to a condition requiring the entry into an amendment to the Company’s Tax Receivable Agreement (the “TRA” and such amendment, the “TRA Waiver”) to waive payments otherwise due thereunder. The Special Committee continues to hide behind the limited waiver of the change of control payment in the TRA that applies solely to the Casago Transaction. Only the Special Committee has the leverage to insist upon a universal waiver and evaluate our Superior Proposal on its merits. We find it deeply troubling that the Special Committee—tasked with a fiduciary obligation to all stockholders—agreed to a narrowly tailored TRA Waiver benefiting only certain parties rather than ensuring a fair process from the outset, adding a practically insurmountable obstacle to any potential Superior Proposal.

While our transaction already treats all stockholders equally, we revised our proposed TRA Waiver so it also applies to any other transaction the Special Committee deems superior, thereby protecting the Company’s fiduciary obligations - which the Special Committee themselves failed to do at the outset. Claims in your investor presentation suggesting we benefited from the Special Committee’s “assistance” in obtaining a TRA Waiver are at odds with public disclosures indicating, at best, only a belated, minimal effort on your part. This eleventh hour, cursory effort was particularly evident in relation to only reaching out to the Rolling Stockholders regarding a TRA Waiver on the eve of approving the amended Casago Transaction.

Assertions in your investor presentation filed April 10, 2025 that our economic interests as a secured creditor “far exceed” our interests as an equity holder are demonstrably incorrect. Our notes are in the money and significantly increase in value on an as-converted basis, aligning our interests with those of the public stockholders. In addition, we are also a stockholder of the Company owning 7.4% of the class A common stock. By contrast, the Special Committee appears satisfied with a materially lower offer price that disproportionately benefits the Rolling Stockholders. Under the current structure, these Rolling Stockholders not only obtain a better deal but also appear to be collaborating closely with the Special Committee to stifle any genuine competition in pursuit of a higher price.

The Special Committee’s position that certain TRA holders allegedly do not see “sufficient deal certainty” in our proposal highlights the real reason for uncertainty: the refusal by the Rolling Stockholders to sign a universal TRA Waiver. If the Special Committee had insisted on a TRA Waiver that applied to the Casago Transaction and any superior proposal—as it needed to do to fulfill its fiduciary duties to all stockholders—the superiority of our proposal would be undeniable. We offer a higher price to every stockholder and have committed $20 million in additional liquidity (while tolling all remedies as a creditor) to help the Company bridge any unforeseen delay. Unlike Casago, we stand ready to support Vacasa throughout this period. Your claims that even a minor delay resulting from declaring our deal a Superior Proposal would cause such profound issues for the Company is undermined by our liquidity commitment which would protect the Company’s operations during our pre-closing period.

The Special Committee Has Demanded Unreasonable Terms Not Required of Casago

We have diligently refined our offer to address the Special Committee’s stated concerns including, among other enhancements:

- Providing the Company the option to draw up to $20mm of additional notes

-	Agreeing to a substantial reverse termination fee for failure to close when required with $15mm of cash placed into escrow at signing of the merger agreement
-	Agreeing to a meaningful Delay Penalty, whereby for each week in delay in closing past the six-week tender timeline, the reverse termination fee increases by $500,000
-	Agreeing to toll all remedies as a creditor from signing of a merger agreement under the earlier of closing or the valid termination of the merger agreement

Despite the enhancements to our proposal—which is superior to the Casago Transaction on every metric—and our delivery of executable definitive transaction documents, the Special Committee continues to respond with unreasonable demands, including, but not limited to:

• Forfeiture of full amount of outstanding notes - The Special Committee’s request that a $15 million reverse termination fee is coupled with a forfeiture of all outstanding notes represents the equivalent of a reverse termination fee of $54 million, which is beyond comprehension for a deal that is $300 million in size. By comparison, the termination fee in the Casago transaction is $6 million.

•	Removal of “No MAE” Condition as of April 15, 2025 - Similarly, “bring down” of representations as a closing condition shall be limited to fundamental representations after such time. The Special Committee’s request of limiting the “bring down” of Company’s representations to fundamental representations as of an arbitrary date is an unreasonable demand which was provided without explanation from the Special Committee. In particular, this is a substantial deviation from construct the Company is subject to under the Casago Transaction.
•	Remedies for Willful Breach - Full, uncapped recourse for monetary damages against Davidson Kempner vehicles with investments in the Company for any unwilful breach by Davidson Kempner entities. Such Davidson Kempner vehicles will agree not to transfer their assets during pendency of merger and any related litigation. The Special Committee’s request for fully uncapped monetary damages from Davison Kempner (which has $3 billion in total committed capital in Fund VI), despite the presence of a significant reverse termination fee, is an off-market ask that remains unsupported by the vast majority of public precedent. Furthermore, Davidson Kempner is significantly more well capitalized relative to Casago, which calls into question of the meaningfulness of the “uncapped damages” construct set forth in the proposed transaction with Casago.
•	Revisions to Reflect HSR is the only regulatory condition to be filed and completed on tender timeline - Davidson Kempner to bear costs and risks of regulatory approvals. If HSR approval is not obtained within 45 days, Company may terminate and collect the $15mm termination fee, as it may be increased. We have agreed to use reasonable best efforts to obtain all requisite approvals under the HSR Act. Your construct creates a shortcut to termination (and windfall termination fee) rather than allowing a good-faith process for HSR review, again suggesting the Special Committee intends to deem our offer unworkable, rather than operating in good faith.

These demands underscore our view that the Special Committee—directly or indirectly through the Rolling Stockholders—is deliberately making our transaction unattainable under the transparent guise of claiming that we are unwilling to meet your demands. None of these demands, including negotiating a better price, were made to Casago. Your demands are unreasonable, off-market, and intentionally designed to continue to permit the Rolling Stockholders to consummate a transaction that disproportionately benefits themselves. As we have stated repeatedly, our goal is to maximize value for all stockholders, and we will not support a flawed process that prioritizes the conflicting interests of the Rolling Stockholders.

The Special Committee is Not Operating in Good Faith

Despite the Special Committee’s claims that it has conducted an independent, unbiased and robust sales process, we remain alarmed by the Special Committee’s open collaboration with the Rolling Stockholders, who are also represented on the Board. The Rolling Stockholders have consistently acted in concert and have operated as an illegal undisclosed “group” for Section 13 processes, further entrenching their control and undermining their fiduciary duties as members of the Board during this entire process.

Given the numerous, significant conflicts of interest, we strongly urge the Special Committee to disclose any such conflicts directly and transparently to all stockholders. Further, we believe it is vital that any vote related to the Casago Transaction be conducted as a majority of minority vote, preserving the rights of the public investors who are not receiving preferential treatment.

The Rolling Stockholders currently own approximately 45.9% of the voting stock of the Company and should not be allowed to vote for their own sweetheart deal.

The timing of your latest actions—so close to a stockholder vote—suggests the Special Committee does not intend to seriously consider Davidson Kempner’s Superior Proposal in good faith. We urge you, once more, to prioritize genuine value maximization and allow our offer to be evaluated on its intrinsic merits.

Sincerely,

Joshua D. Morris

Davidson Kempner Capital Management LP